Commission File No. 1-08346
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January 2006
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDK Corporation (Registrant)
January 30, 2006	BY:	/s/ Seiji Enami
Seiji Enami
Director and CFO, General Manager of Finance and Accounting Department

SIGNATURES
FINANCIAL STATEMENT
1) Summary
2) Business Results and Financial Position
3) Statements of income
4) Balance sheets
5) Statements of cash flows
6) Segment Information
7) Supplementary Information

TDK Corporation 1-13-1, Nihonbashi Chuo-ku, Tokyo 103-8272 Japan
Contacts;

TDK Corporation(Tokyo)	Corporate Communications Department Michinori Katayama	+81(3)5201-7102
TDK U.S.A. Corporation	Francis J. Sweeney	+1(516)535-2600
TDK Marketing Europe GmbH	Marco Donadoni	+49(2102)4870
FOR IMMEDIATE RELEASE
TOKYO — January 30, 2006 TDK Corporation today announced its Consolidated business results prepared in conformity with U.S. generally accepted accounting principles (the “U.S. GAAP”) for the 3rd quarter (“Qtr.”) of fiscal year (“FY”) 2006, the three months ended December 31, 2005, and for the nine-month-period from April 1, 2005 through December 31, 2005.
1) Summary
Consolidated results (October 1, 2005 — December 31, 2005)

	The 3rd Qtr. of FY2006			The 3rd Qtr. of FY2005
	(October 1, 2005 - December 31, 2005)			(Oct. 1, 2004 - Dec. 31, 2004)		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Net sales	222,654	100.0	1,886,898	174,218	100.0	48,436	27.8
Operating income	21,291	9.6	180,432	17,262	9.9	4,029	23.3
Income from continuing operations before income taxes	22,011	9.9	186,534	17,257	9.9	4,754	27.5
Income from continuing operations	16,568	7.4	140,407	12,748	7.3	3,820	30.0
Net income	16,568	7.4	140,407	12,209	7.0	4,359	35.7

Per common share :
Net income / Basic	Yen 125.31		U.S.$1.06	Yen 92.35
Net income / Diluted	Yen 125.16		U.S.$1.06	Yen 92.29

Note:	As a result of the sale of a subsidiary in “Other electronic components”, the operating results of the discontinued operation is presented as a separate line item in the consolidated statements of income in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Correspondence figures for the previous period have been reclassified to conform to the presentation used for the year ended March 31, 2005.
(Sales breakdown)

	The 3rd Qtr. of FY2006			The 3rd Qtr. of FY2005
	(October 1, 2005 - December 31, 2005)			(Oct. 1, 2004 - Dec. 31, 2004)		Change
Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Electronic materials and components	192,091	86.3	1,627,890	143,746	82.5	48,345	33.6
Electronic materials	47,613	21.4	403,500	43,002	24.7	4,611	10.7
Electronic devices	46,979	21.1	398,127	30,571	17.5	16,408	53.7
Recording devices	85,736	38.5	726,576	65,351	37.5	20,385	31.2
Other electronic components	11,763	5.3	99,687	4,822	2.8	6,941	143.9
Recording media	30,563	13.7	259,008	30,472	17.5	91	0.3

Total sales	222,654	100.0	1,886,898	174,218	100.0	48,436	27.8

Overseas sales	179,139	80.5	1,518,127	124,932	71.7	54,207	43.4

Notes:

1.	Consolidated results for the 3rd quarter of FY2006 and FY2005 are unaudited by independent accountants.

2.	U.S.$1 = Yen 118

3.	“Semiconductors & others” and “Recording media & systems” were renamed “Other electronic components” and “Recording media” from FY 2006 respectively. There were no changes in segment classifications.

9 months Consolidated results
Consolidated results (April 1, 2005 — December 31, 2005)

	The nine-month-period of FY2006			The nine-month-period of FY2005
	(April 1, 2005 - December 31, 2005)			(Apr. 1, 2004 - Dec. 31, 2004)		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Net sales	573,041	100.0	4,856,280	491,710	100.0	81,331	16.5
Operating income	49,341	8.6	418,144	45,002	9.2	4,339	9.6
Income from continuing operations before income taxes	53,609	9.4	454,314	46,916	9.5	6,693	14.3
Income from continuing operations	38,218	6.7	323,881	33,472	6.8	4,746	14.2
Net income	38,234	6.7	324,017	32,078	6.5	6,156	19.2

Per common share :
Net income / Basic	Yen 289.14		U.S.$2.45	Yen 242.44
Net income / Diluted	Yen 288.88		U.S.$2.45	Yen 242.28

Note:	As a result of the sale of a subsidiary in “Other electronic components”, the operating results of the discontinued operation is presented as a separate line item in the consolidated statements of income in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Correspondence figures for the previous period have been reclassified to conform to the presentation used for the year ended March 31, 2005.
(Sales breakdown)

	The nine-month-period of FY2006			The nine-month-period of FY2005
	(April 1, 2005 - December 31, 2005)			(Apr. 1, 2004 - Dec. 31, 2004)		Change
Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Electronic materials and components	492,811	86.0	4,176,365	404,832	82.3	87,979	21.7
Electronic materials	133,702	23.3	1,133,068	134,038	27.3	(336)	-0.3
Electronic devices	107,931	18.8	914,669	88,082	17.9	19,849	22.5
Recording devices	226,024	39.5	1,915,458	168,684	34.3	57,340	34.0
Other electronic components	25,154	4.4	213,170	14,028	2.8	11,126	79.3
Recording media	80,230	14.0	679,915	86,878	17.7	(6,648)	-7.7

Total sales	573,041	100.0	4,856,280	491,710	100.0	81,331	16.5

Overseas sales	443,444	77.4	3,758,000	354,802	72.2	88,642	25.0

Notes:

1.	Consolidated results for the nine-month-period of FY2006 and FY2005 are unaudited by independent accountants.

2.	U.S.$1 = Yen 118

3.	“Semiconductors & others” and “Recording media & systems” were renamed “Other electronic components” and “Recording media” from FY 2006 respectively. There were no changes in segment classifications.

2) Business Results and Financial Position
1. Summary
Consolidated results for the third quarter of fiscal 2006, the three-month period from October 1, 2005 to December 31, 2005, were as follows:
     TDK posted net sales of ¥222,654 million (U.S.$1,886,898 thousand), up 27.8% year on year from ¥174,218 million. Operating income increased 23.3% from ¥17,262 million to ¥21,291 million (U.S.$180,432 thousand). Income from continuing operations before income taxes increased 27.5% from ¥17,257 million to ¥22,011 million (U.S.$186,534 thousand). Net income increased 35.7% from ¥12,209 million to ¥16,568 million (U.S.$140,407 thousand). Basic net income per common share was ¥125.31 (U.S.$1.06), compared with ¥92.35 for the corresponding period of fiscal 2005.
     Average third-quarter yen exchange rates for the U.S. dollar and euro were ¥117.37 (previous year ¥105.92) and ¥139.46 (previous year ¥137.19) as the yen depreciated 10.8% and 1.7% against the dollar and euro, respectively. This had the effect of raising net sales by approximately ¥15.9 billion and operating income by approximately ¥5.4 billion.
     On October 1, 2005, TDK purchased shares of the Lambda Power Division (power supply business) owned by U.K.-based Invensys plc. Consequently, the Lambda Power Division’s operating results have been included in the TDK Group’s consolidated operating results from the third quarter of fiscal 2006. In addition, TDK now holds an approximate 58% equity interest in Densei-Lambda KK (Stock code: 6917; First Section, Tokyo stock exchange and Osaka securities exchange, which is a member of the Lambda Power Division.
(Sales by Segment)
     TDK’s businesses are broadly classified into two business segments: the electronic materials and components segment and the recording media segment. The following is a summary of sales by segment.
     “Semiconductors & others” and “Recording media & systems” were renamed “Other electronic components” and “Recording media” from fiscal 2006 respectively. There were no changes in segment classifications.
(1) Electronic materials and components segment
     This segment is made up of four product sectors: (1-1) electronic materials, (1-2) electronic devices, (1-3) recording devices, and (1-4) other electronic components.
     Segment net sales climbed 33.6% to ¥192,091 million (U.S.$1,627,890 thousand), from ¥143,746 million, while segment operating income rose 13.4% to ¥22,199 million (U.S.$188,127 thousand), from ¥19,579 million. In the electronics market in the third quarter of fiscal 2006, in comparison with the same period of a year earlier, demand increased for notebook PCs, HDDs, flat-screen TVs and mobile phones. There was a particularly noticeable surge in demand for MP3 digital audio players, which store music using semiconductors or HDDs. Demand for electronic components also increased, supported by higher sales of popular consumer electronics products. There was also steady growth in demand for electronic components for car electronics.

     Sector sales of TDK’s electronic materials and components framed against this market backdrop were as follows.
(1-1) Electronic materials
     This sector is broken down into two product categories: capacitors and ferrite cores and magnets.
     Sales in the electronic materials sector increased 10.7% from ¥43,002 million to ¥47,613 million (U.S.$403,500 thousand).
     [Capacitors] Sales increased year on year, as higher shipments of products used mainly in IT home electronics and car electronics absorbed the negative effect on sales of lower prices. A weaker yen also contributed to sales growth.
     [Ferrite cores and magnets] Sales of ferrite cores and magnets rose year on year. Sales of ferrite cores climbed, with higher sales from increasing demand for cores for coils and power supplies more than offsetting the negative effect of inventory cutbacks of CRT TVs. Ferrite magnet sales were flat, with the positive effect of foreign exchange rates countering lower demand stemming from customers’ inventory cutbacks. Sales of rare-earth magnets rose on increasing HDD demand.
(1-2) Electronic devices
     This sector has three product categories: inductive devices, high-frequency components and other products.
     Sales in the electronic devices sector leapt 53.7% to ¥46,979 million (U.S.$398,127 thousand), from ¥30,571 million.
     This growth was mainly due to the inclusion for the first time of the operating results of the Lambda Power Division. However, even excluding these sales, existing business in this sector posted year-on-year sales growth.
     [Inductive devices] Sales of inductive devices increased year on year. The main reason was growth in sales of power line coils for use in mobile phones, HDDs, MP3 digital audio players and car electronics.
     [High-frequency components] Sales of high-frequency components were down year on year. While orders for wireless LAN components remained strong, sales were brought down slightly by further declines in sales prices of some components for mobile phones.
     [Other products] Sales of other products rose year on year. The main factors behind the higher sales were growth in sales of DC-DC converters and DC-AC inverters for use in amusement equipment and higher sales of sensors and actuators for HDDs and mobile phones.
(1-3) Recording devices
     This sector has two product categories: HDD heads and other heads.
     Sector sales rose 31.2% from ¥65,351 million to ¥85,736 million (U.S.$726,576 thousand).
     [HDD heads] Sales increased year on year. Amid rising demand for HDDs used in PCs and consumer electronics, HDD head shipments increased. This higher volume outweighed a drop in sales prices, resulting in higher overall sales.
     [Other heads] Sales of other heads declined year on year due to inventory reductions of optical pickups.

(1-4) Other electronic components
     Sector sales rose 143.9% from ¥4,822 million to ¥11,763 million (U.S.$99,687 thousand). This was due to higher sales of anechoic chambers* and new businesses.
     *These chambers are designed to block electromagnetic waves emanating from outside so as to measure electromagnetic noise.
(2) Recording media segment
     This segment has three product categories: audiotapes and videotapes, optical media, and other products.
     Segment sales edged up 0.3% from ¥30,472 million to ¥30,563 million (U.S.$259,008 thousand). The segment recorded an operating loss of ¥908 million (U.S.$7,695 thousand), 60.8% less than the operating loss of ¥2,317 million in the previous fiscal year.
     [Audiotapes and videotapes] Sales of audiotapes and videotapes declined year on year. While TDK maintained a high market share, demand is declining for these products as a whole.
     [Optical media] Sales of optical media increased year on year. CD-R demand has peaked out and is declining slowly. However, lower CD-R sales caused by the downturn in demand and discounting pressure were offset by higher sales of DVDs driven by increasing demand.
     [Other products] Sales of other products increased year on year. Sales of LTO-standard* (Linear Tape-Open) tape-based data storage media for computers rose on higher demand. However, sales of recording equipment & accessory products declined as TDK made progress with efforts to create a more tightly focused product lineup.
     *Linear Tape-Open, LTO, LTO logo, Ultrium and Ultrium logo are trademarks of HP, IBM and Certance LLC in the U.S., other countries or both.
(Sales by Region)
     Detailed geographic segment information can be found in the segment information on page 14.
     [Japan] Sales were down in the recording devices sector and recording media segment.
     [Americas] Sales were up in all product sectors.
     [Europe] Sales were up in all product sectors, except recording devices.
     [Asia (excluding Japan) and other areas] Sales increased in all product sectors, except the recording media segment.
     The overall result was a 43.4% increase in overseas sales year on year from ¥124,932 million to ¥179,139 million (U.S.$1,518,127 thousand). Overseas sales accounted for 80.5% of consolidated net sales, an 8.8 percentage point increase from 71.7% one year earlier.

2. Financial Position
(2-1) The following table summarizes TDK’s balance sheets at December 31, 2005, compared with September 30, 2005.

Total assets	¥903,130 million	7.6% increase
Total stockholders’ equity	¥695,837 million	4.1% increase
Equity ratio	77.0%	2.7 point decrease
     At December 31, 2005, net trade receivables were ¥35,686 million higher than at September 30, 2005, inventories were ¥10,748 million higher and net property, plant and equipment was ¥19,226 million higher. As a result of these and other changes, total assets increased ¥63,788 million from September 30, 2005.
     Total liabilities increased ¥26,660 million, with trade payables increasing ¥11,343 million and accrued expenses increasing ¥8,530 million.
     Total stockholders’ equity increased ¥27,155 million, reflecting a ¥11,050 million increase in retained earnings and a ¥15,526 million decrease in accumulated other comprehensive loss.
(2-2) Cash Flows
(¥ millions)

	FY 2006	FY 2005
	3Q	3Q	Change
Net cash provided by operating activities	20,105	20,825	(720)
Net cash used in investing activities	(44,634)	(12,140)	(32,494)
Net cash used in financing activities	(4,265)	(3,864)	(401)
Net cash used in discontinued operations	—	(261)	261
Effect of exchange rate changes on cash and cash equivalents	4,978	(5,262)	10,240
Net decrease in cash and cash equivalents	(23,816)	(702)	(23,114)
Cash and cash equivalents at beginning of period	224,645	235,969	(11,324)
Cash and cash equivalents at end of period	200,829	235,267	(34,438)
     Operating activities provided net cash of ¥20,105 million (U.S.$170,381 thousand), a year-on-year decrease of ¥720 million. Income from continuing operations increased ¥3,820 million to ¥16,568 million (U.S.$140,407 thousand) and depreciation and amortization increased ¥1,585 million to ¥15,138 million (U.S.$128,288 thousand). In changes in assets and liabilities, there were increases of ¥7,400 million in trade receivables, ¥5,672 million in inventories and ¥7,050 million in accrued expenses.
     Investing activities used net cash of ¥44,634 million (U.S.$378,254 thousand), a year-on-year increase of ¥32,494 million. Capital expenditures increased ¥8,383 million to ¥21,353 million (U.S.$180,958 thousand). Outflows of ¥24,294 million for payment for purchase of a subsidiary, net of cash acquired was the other main component.
     Financing activities used net cash of ¥4,265 million (U.S.$36,144 thousand), ¥401 million more than a year earlier. While dividends paid increased ¥1,322 million, there was a ¥605 million net increase in short-term debt.

3. Business Risks
     With development, production and sales bases in countries around the world, the TDK Group is engaged in global business activities. Furthermore, the electronics industry, the main field of operations of the TDK Group, is seeing dramatic technological innovation and changes in market prices, resulting in intense competition in new product and technology development and efforts to win customers. Because of these and other factors, the TDK Group is subject to various business risks that include, but are not limited to, changes in demand and foreign exchange rates caused by world economic trends; unpredictable events in conducting business overseas; more intense competition in the development of new products in line with rapid technological innovation; the ability to respond to intense price competition and diversifying demands from customers; product quality; the recruitment and training of employees; government regulation; the ability to acquire intellectual property rights; the ability to procure raw materials and other products; increasingly stringent environmental regulations internationally; and unavoidable natural disasters.
4. Fiscal 2006 Projections
     TDK’s consolidated projections for fiscal 2006, the year ending March 31, 2006, are as follows:
[Consolidated Projections for Fiscal 2006]

	FY 2006	FY 2005	Change from FY2005	% change from	Projections as of October 2005
	(¥ millions)	(¥ millions)	(¥ millions)	FY2005	(¥ millions)
Net sales	765,000	657,853	107,147	16.3	725,000
Operating income	68,000	59,830	8,170	13.7	68,000
Income before income taxes	72,500	60,728	11,772	19.4	72,500
Net income	51,000	33,300	17,700	53.2	51,000

Note:

The projections are based principally on the following assumptions:

*	An average yen-dollar exchange rate of ¥110 for the fourth quarter of fiscal 2006.

*	In electronic materials and electronic devices, TDK is projecting lower sales in the fourth quarter compared with the third quarter due to a slight correction resulting from seasonal factors. However, on an annual basis, sales in both of these electronic component sectors are expected to increase year on year, supported by robust demand for components used in digital home appliances, mobile phones and other products.

*	Sales of HDD heads, the major product in the recording devices sector, are expected to drop slightly in the fourth quarter from the third quarter due to seasonal factors. However, recording device sales for the nine months to December 31, 2005 were almost on a par with sales for all of fiscal 2005, thanks to expanding demand for heads used in HDDs for consumer electronics and PCs. Accordingly, TDK is projecting a marked increase in sales in this product sector for the full year compared with fiscal 2005.

*	Structural reforms planned for fiscal 2006 for the recording media segment are proceeding according to the plan that was revised in the interim period. Structural reforms are expected to be implemented as planned in the fourth quarter. Furthermore, TDK is forecasting a decrease in fourth-quarter sales from the previous quarter due to lower demand after higher demand in the third quarter and revisions to the product portfolio to create a more tightly focused product lineup.

For the full year, TDK is forecasting a year-on-year decrease in sales in the recording media segment due to lower sales on falling demand for audiotapes and videotapes, and lower sales of other products.
Cautionary Statement About Projections
     This earnings release contains forward-looking statements, including projections, plans, policies, management strategies, targets, schedules, understandings and evaluations, about TDK and its group companies that are not historical facts. These forward-looking statements are based on current forecasts, estimates, assumptions, plans, beliefs and evaluations in light of information available to management on the date of this earnings release.
     In preparing forecasts and estimates, TDK and its group companies have used, as their bases, certain assumptions as necessary, in addition to confirmed historical facts. However, due to their nature, there is no guarantee that these statements and assumptions will prove to be accurate in the future. TDK therefore wishes to caution readers that these statements, facts and certain assumptions contained in this earnings release are subject to a number of risks and uncertainties and may prove to be inaccurate.
     The electronics markets in which TDK Group operates are highly susceptible to rapid changes. Furthermore, TDK and its group companies operate not only in Japan, but in many other countries. As such, factors that can have significant effects on its results include, but are not limited to, shifts in technology, demand, prices, competition, economic environments and foreign exchange rates.
     The premises and assumptions used in computing the projections in this earnings release include, but are not limited to, those explained above.

Consolidated
3) Statements of income
[3rd Qtr. results]

	The 3rd Qtr. of FY2006			The 3rd Qtr. of FY2005
	(October 1, 2005 - December 31, 2005)			(Oct. 1, 2004 - Dec. 31, 2004)		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change %
Net sales	222,654	100.0	1,886,898	174,218	100.0	48,436	27.8
Cost of sales	164,387	73.8	1,393,110	128,760	73.9	35,627	27.7
Gross profit	58,267	26.2	493,788	45,458	26.1	12,809	28.2
Selling, general and administrative expenses	36,976	16.6	313,356	28,196	16.2	8,780	31.1
Operating income	21,291	9.6	180,432	17,262	9.9	4,029	23.3
Other income (deductions):
Interest and dividend income	1,065		9,025	441		624
Interest expense	(41)		(347)	(71)		30
Foreign exchange gain (loss)	741		6,280	(1,147)		1,888
Other-net	(1,045)		(8,856)	772		(1,817)
Total other income (deductions)	720	0.3	6,102	(5)	(0.0)	725	—
Income from continuing operations before income taxes	22,011	9.9	186,534	17,257	9.9	4,754	27.5
Income taxes	5,082	2.3	43,068	4,446	2.6	636	14.3
Income from continuing operations before minority interests	16,929	7.6	143,466	12,811	7.3	4,118	32.1
Minority interests	361	0.2	3,059	63	0.0	298	473.0
Income from continuing operations	16,568	7.4	140,407	12,748	7.3	3,820	30.0
Loss from discontinued operations, net of tax	—	—	—	539	0.3	(539)	—
Net income	16,568	7.4	140,407	12,209	7.0	4,359	35.7

[9 months period results]

	The nine-month-period of FY2006			The nine-month-period of FY2005
	(April 1, 2005 - December 31, 2005)			(Apr. 1, 2004 - Dec. 31, 2004)		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change %
Net sales	573,041	100.0	4,856,280	491,710	100.0	81,331	16.5
Cost of sales	425,986	74.3	3,610,051	358,729	72.9	67,257	18.7
Gross profit	147,055	25.7	1,246,229	132,981	27.1	14,074	10.6
Selling, general and administrative expenses	97,714	17.1	828,085	87,979	17.9	9,735	11.1
Operating income	49,341	8.6	418,144	45,002	9.2	4,339	9.6
Other income (deductions):
Interest and dividend income	2,581		21,873	1,084		1,497
Interest expense	(92)		(780)	(228)		136
Foreign exchange gain (loss)	1,339		11,348	(555)		1,894
Other-net	440		3,729	1,613		(1,173)
Total other income (deductions)	4,268	0.8	36,170	1,914	0.3	2,354	123.0
Income from continuing operations before income taxes	53,609	9.4	454,314	46,916	9.5	6,693	14.3
Income taxes	14,902	2.6	126,289	13,298	2.7	1,604	12.1
Income from continuing operations before minority interests	38,707	6.8	328,025	33,618	6.8	5,089	15.1
Minority interests	489	0.1	4,144	146	0.0	343	234.9
Income from continuing operations	38,218	6.7	323,881	33,472	6.8	4,746	14.2
Loss (income) from discontinued operations, net of tax	(16)	(0.0)	(136)	1,394	0.3	(1,410)	—
Net income	38,234	6.7	324,017	32,078	6.5	6,156	19.2

Notes:

1.	Above statements of income for FY 2006 and FY 2005 are unaudited by independent accountants.

2.	In accordance with SFAS No. 144, “Accounting for the impairment or Disposal of Long-Lived Assets”, the figures of FY2005 relating to discontinued operations have been reclassified accordingly.

3.	U.S.$1=Yen 118

Consolidated
4) Balance sheets
ASSETS

	As of December 31, 2005			As of Sep. 30, 2005		Change	As of Mar. 31, 2005
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	(Yen millions)%
Current assets	540,973	59.9	4,584,517	516,270	61.5	24,703	510,603	63.2
Cash and cash equivalents	200,829		1,701,941	224,645		(23,816)	251,508
Marketable securities	4		34	604		(600)	1,609
Net trade receivables	197,318		1,672,186	161,632		35,686	147,999
Inventories	97,123		823,076	86,375		10,748	74,924
Other current assets	45,699		387,280	43,014		2,685	34,563

Noncurrent assets	362,157	40.1	3,069,127	323,072	38.5	39,085	297,398	36.8
Investments in securities	28,018		237,441	26,179		1,839	22,698
Net property, plant and equipment	249,118		2,111,169	229,892		19,226	216,969
Other assets	85,021		720,517	67,001		18,020	57,731

TOTAL	903,130	100.0	7,653,644	839,342	100.0	63,788	808,001	100.0

LIABILITIES AND STOCKHOLDERS’ EQUITY

	As of December 31, 2005			As of Sep. 30, 2005		Change	As of Mar. 31, 2005
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	(Yen millions)%
Current liabilities	155,453	17.2	1,317,398	132,656	15.8	22,797	130,857	16.2
Short-term debt	2,115		17,924	134		1,981	103
Trade payables	85,323		723,076	73,980		11,343	62,092
Accrued expenses	57,280		485,424	48,750		8,530	43,980
Income taxes payables	3,280		27,796	4,239		(959)	19,283
Other current liabilities	7,455		63,178	5,553		1,902	5,399

Noncurrent liabilities	37,758	4.2	319,983	33,895	4.0	3,863	32,915	4.1
Long-term debt, excluding current installments	1,691		14,331	110		1,581	81
Retirement and severance benefits	27,534		233,339	27,945		(411)	28,839
Deferred income taxes	4,048		34,305	1,581		2,467	751
Other noncurrent liabilities	4,485		38,008	4,259		226	3,244
Total liabilities	193,211	21.4	1,637,381	166,551	19.8	26,660	163,772	20.3

Minority interests	14,082	1.6	119,339	4,109	0.5	9,973	5,162	0.6

Common stock	32,641		276,619	32,641		—	32,641
Additional paid-in capital	63,237		535,907	63,237		—	63,051
Legal reserve	17,472		148,067	17,322		150	16,918
Retained earnings	612,466		5,190,390	601,416		11,050	585,557
Accumulated other comprehensive income (loss)	(22,559)		(191,178)	(38,085)		15,526	(51,657)
Treasury stock	(7,420)		(62,881)	(7,849)		429	(7,443)
Total stockholders’ equity	695,837	77.0	5,896,924	668,682	79.7	27,155	639,067	79.1

TOTAL	903,130	100.0	7,653,644	839,342	100.0	63,788	808,001	100.0

Notes:

1.	Balance sheets as of December 31, 2005 is unaudited by independent accountants.

2.	U.S.$1 = Yen 118

Consolidated
5) Statements of cash flows
[3rd Qtr. results]

	The 3rd Qtr. of FY2006		The 3rd Qtr. of FY2005
	(October 1, 2005 - December 31, 2005)		(Oct. 1, 2004 - Dec. 31, 2004)
Item/Term	(Yen millions)	(U.S.$ thousands)	(Yen millions)
Cash flows from operating activities:
Net income	16,568	140,407	12,209
Loss from discontinued operations, net of tax	—	—	539
Income from continuing operations	16,568	140,407	12,748
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,138	128,288	13,553
Loss on disposal of property and equipment	640	5,424	349
Deferred income taxes	(178)	(1,508)	89
Loss (gain) on securities, net	—	—	(53)
Changes in assets and liabilities:
Increase in trade receivables	(17,050)	(144,492)	(9,650)
Decrease in inventories	763	6,466	6,435
Increase in other current assets	(1,123)	(9,517)	(1,762)
Increase (decrease) in trade payables	(157)	(1,331)	55
Increase (decrease) in accrued expenses	4,553	38,585	(2,497)
Increase (decrease) in income taxes payables, net	(623)	(5,280)	703
Increase (decrease) in retirement and severance benefits, net	267	2,263	597
Other-net	1,307	11,076	258

Net cash provided by operating activities	20,105	170,381	20,825

Cash flows from investing activities:
Capital expenditures	(21,353)	(180,958)	(12,970)
Proceeds from sales and maturities of investments in securities	600	5,085	652
Payment for purchase of a subsidiaries, net of cash acquired	(24,294)	(205,881)	—
Payment for purchase of other investments	177	1,500	(66)
Proceeds from sales of property, plant and equipment	300	2,542	244
Acquisition of minority interests	(64)	(542)	—

Net cash used in investing activities	(44,634)	(378,254)	(12,140)

Cash flows from financing activities:
Proceeds from long-term debt	107	907	34
Repayment of long-term debt	(38)	(322)	(30)
Increase (decrease) in short-term debt, net	605	5,127	—
Sale (purchase) of treasury stock, net	349	2,958	98
Dividends paid	(5,288)	(44,814)	(3,966)

Net cash used in financing activities	(4,265)	(36,144)	(3,864)

Net cash used in discontinued operations	—	—	(261)

Effect of exchange rate changes on cash and cash equivalents	4,978	42,186	(5,262)
Net decrease in cash and cash equivalents	(23,816)	(201,831)	(702)
Cash and cash equivalents at beginning of period	224,645	1,903,772	235,969
Cash and cash equivalents at end of period	200,829	1,701,941	235,267

Notes:

1.	Above statements of cash flows for the 3rd quarter of FY2006 and FY2005 are unaudited by independent accountants.

2.	In accordance with SFAS No. 144, “Accounting for the impairment or Disposal of Long-Lived Assets”, the figures for the 3rd quarter of FY2005 relating to discontinued operations have been reclassified accordingly.

3.	U.S.$1=Yen 118

Consolidated
9 months period results

	The nine-month-period of FY2006		The nine-month-period of FY2005
	(April 1, 2005 - December 31, 2005)		(Apr. 1, 2004 - Dec. 31, 2004)
Item/Term	(Yen millions)	(U.S.$ thousands)	(Yen millions)
Cash flows from operating activities:
Net income	38,234	324,017	32,078
Loss (income) from discontinued operations, net of tax	(16)	(136)	1,394
Income from continuing operations	38,218	323,881	33,472
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	41,675	353,178	38,728
Loss on disposal of property and equipment	1,606	13,610	582
Deferred income taxes	1,138	9,644	(3,222)
Loss (gain) on securities, net	(414)	(3,509)	(148)
Changes in assets and liabilities:
Increase in trade receivables	(26,871)	(227,720)	(10,723)
Increase in inventories	(8,454)	(71,644)	(1,110)
Increase in other current assets	(8,445)	(71,568)	(8,617)
Increase (decrease) in trade payables	8,660	73,390	(2,194)
Increase in accrued expenses	7,985	67,669	730
Increase (decrease) in income taxes payables, net	(16,529)	(140,076)	7,286
Increase (decrease) in retirement and severance benefits, net	640	5,424	3,791
Other-net	(542)	(4,593)	1,282

Net cash provided by operating activities	38,667	327,686	59,857

Cash flows from investing activities:
Capital expenditures	(55,641)	(471,534)	(42,725)
Proceeds from sales and maturities of investments in securities	2,656	22,509	862
Payment for purchase of investments in securities	(3,517)	(29,805)	(200)
Payment for purchase of subsidiaries, net of cash acquired	(32,995)	(279,619)	—
Payment for purchase of other investments	(120)	(1,017)	(194)
Proceeds from sales of property, plant and equipment	928	7,865	1,111
Acquisition of minority interests	(2,587)	(21,924)	—
Proceeds from sales of discontinued operations	1,538	13,034	—

Net cash used in investing activities	(89,738)	(760,491)	(41,146)

Cash flows from financing activities:
Proceeds from long-term debt	211	1,788	171
Repayment of long-term debt	(96)	(813)	(83)
Increase (decrease) in short-term debt, net	605	5,127	(325)
Sale (purchase) of treasury stock, net	(170)	(1,441)	(1,390)
Dividends paid	(10,578)	(89,644)	(7,938)

Net cash used in financing activities	(10,028)	(84,983)	(9,565)

Net cash used in discontinued operations	(88)	(746)	(979)

Effect of exchange rate changes on cash and cash equivalents	10,508	89,051	(55)
Net increase (decrease) in cash and cash equivalents	(50,679)	(429,483)	8,112
Cash and cash equivalents at beginning of period	251,508	2,131,424	227,155
Cash and cash equivalents at end of period	200,829	1,701,941	235,267

Notes:

1.	Above statements of cash flows for the nine-month-period of FY2006 and FY2005 are unaudited by independent accountant.

2.	In accordance with SFAS No. 144, “Accounting for the impairment or Disposal of Long-Lived Assets”, the figures for the nine-month period of FY2005 relating to discontinued operations have been reclassified accordingly.

3.	U.S.$1=Yen 118

Consolidated

(Notes)
1.	The consolidated financial statements are prepared in conformity with the U.S. GAAP.

2.	As of December 31, 2005, TDK had 90 subsidiaries (20 in Japan and 70 overseas). TDK also had 6 affiliates (4 in Japan and 2 overseas) whose financial statements are accounted for by the equity method.

3.	Comprehensive income comprises net income and other comprehensive income. Other comprehensive income includes changes in foreign currency translation adjustments, minimum pension liability adjustments and net unrealized gains (losses) on securities. The net income, other comprehensive income, net of tax and total comprehensive income (loss) for the three months ended December 31, 2005 and 2004, and for the nine-month-period from April 1 through December 31, 2005 and 2004 were as follows;

	The 3rd Qtr. of FY2006		The 3rd Qtr. of FY2005
	(Oct. 1, 2005 - Dec. 31, 2005)		(Oct. 1, 2004 - Dec. 31, 2004)
Item/Term	(Yen millions)	(U.S.$ thousands)	(Yen millions)
Net income	16,568	140,407	12,209

Other comprehensive income, net of tax:
Foreign currency translation adjustments	13,594	115,203	(12,284)
Minimum pension liability adjustments	1,589	13,466	(2,141)
Net unrealized gains (losses) on securities	343	2,907	(71)

Total comprehensive income (loss)	32,094	271,983	(2,287)

Note: U.S.$1=Yen 118

	The nine-month-period of FY2006		The nine-month-period of FY2005
	(Apr. 1, 2005 - Dec. 31, 2005)		(Apr. 1, 2004 - Dec. 31, 2004)
Item/Term	(Yen millions)	(U.S.$ thousands)	(Yen millions)
Net income	38,234	324,017	32,078

Other comprehensive income, net of tax:
Foreign currency translation adjustments	26,961	228,483	(485)
Minimum pension liability adjustments	2,112	17,898	6,043
Net unrealized gains (losses) on securities	25	212	(506)

Total comprehensive income	67,332	570,610	37,130

Note:	U.S.$1=Yen 118

Consolidated
6) Segment Information
     [3rd Qtr. results]
     The following industry and geographic segment information are required by the Japanese Securities Exchange Law.
1. Industry segment information

	The 3rd Qtr. of FY2006			The 3rd Qtr. of FY2005
	(Oct. 1, 2005 - Dec. 31, 2005)			(Oct. 1, 2004 - Dec. 31, 2004)		Change
Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Electronic materials and components
Net sales	192,091	100.0	1,627,890	143,746	100.0	48,345	33.6
External sales	192,091		1,627,890	143,746		48,345	33.6
Intersegment	—		—	—		—	—
Operating expenses	169,892	88.4	1,439,763	124,167	86.4	45,725	36.8

Operating income	22,199	11.6	188,127	19,579	13.6	2,620	13.4

Recording media
Net sales	30,563	100.0	259,008	30,472	100.0	91	0.3
External sales	30,563		259,008	30,472		91	0.3
Intersegment	—		—	—		—	—
Operating expenses	31,471	103.0	266,703	32,789	107.6	(1,318)	–4.0

Operating income (loss)	(908)	–3.0	(7,695)	(2,317)	–7.6	1,409	60.8

TOTAL
Net sales	222,654	100.0	1,886,898	174,218	100.0	48,436	27.8
External sales	222,654		1,886,898	174,218		48,436	27.8
Intersegment	—		—	—		—	—
Operating expenses	201,363	90.4	1,706,466	156,956	90.1	44,407	28.3

Operating income	21,291	9.6	180,432	17,262	9.9	4,029	23.3

Note: U.S.$1=Yen 118
2. Geographic segment information

		The 3rd Qtr. of FY2006			The 3rd Qtr. of FY2005
		(Oct. 1, 2005 - Dec. 31, 2005)			(Oct. 1, 2004 - Dec. 31, 2004)		Change
Region/Term		(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Japan	Net sales	99,593	100.0	844,008	87,342	100.0	12,251	14.0
	Operating income	7,546	7.6	63,949	6,793	7.8	753	11.1
Americas	Net sales	27,109	100.0	229,737	22,010	100.0	5,099	23.2
	Operating income	1,816	6.7	15,390	1,911	8.7	(95)	–5.0
Europe	Net sales	22,579	100.0	191,347	18,527	100.0	4,052	21.9
	Operating income (loss)	16	0.1	135	(1,367)	–7.4	1,383	—
Asia and others	Net sales	148,968	100.0	1,262,441	107,922	100.0	41,046	38.0
	Operating income	12,297	8.3	104,212	9,494	8.8	2,803	29.5
Intersegment eliminations	Net sales	75,595		640,635	61,583		14,012
	Operating income (loss)	384		3,254	(431)		815
Total	Net sales	222,654	100.0	1,886,898	174,218	100.0	48,436	27.8
	Operating income	21,291	9.6	180,432	17,262	9.9	4,029	23.3

Notes:

1.	Net sales in each geographic area are based on the location of TDK entities where the sales are generated.

2.	U.S.$1=Yen 118
3. Sales by region

	The 3rd Qtr. of FY2006			The 3rd Qtr. of FY2005
	(Oct. 1, 2005 - Dec. 31, 2005)			(Oct. 1, 2004 - Dec. 31, 2004)		Change
Region/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Americas	25,332	11.4	214,678	19,724	11.3	5,608	28.4
Europe	22,578	10.2	191,339	18,581	10.7	3,997	21.5
Asia and others	131,229	58.9	1,112,110	86,627	49.7	44,602	51.5
Overseas sales total	179,139	80.5	1,518,127	124,932	71.7	54,207	43.4
Japan	43,515	19.5	368,771	49,286	28.3	(5,771)	–11.7
Net sales	222,654	100.0	1,886,898	174,218	100.0	48,436	27.8

Notes:

1.	Overseas sales are based on the location of the customers.

2.	U.S.$1=Yen 118

Consolidated
9 months period results
     The following industry and geographic segment information are required by the Japanese Securities Exchange Law.
1. Industry segment information

	The nine-month-period of FY2006			The nine-month-period of FY2005
	(Apr. 1, 2005 - Dec. 31, 2005)			(Apr. 1, 2004 - Dec. 31, 2004)		Change
Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Electronic materials and components
Net sales	492,811	100.0	4,176,365	404,832	100.0	87,979	21.7
External sales	492,811		4,176,365	404,832		87,979	21.7
Intersegment	—		—	—		—	—
Operating expenses	438,343	88.9	3,714,772	354,494	87.6	83,849	23.7

Operating income	54,468	11.1	461,593	50,338	12.4	4,130	8.2

Recording media
Net sales	80,230	100.0	679,915	86,878	100.0	(6,648)	–7.7
External sales	80,230		679,915	86,878		(6,648)	–7.7
Intersegment	—		—	—		—	—
Operating expenses	85,357	106.4	723,364	92,214	106.1	(6,857)	–7.4

Operating income (loss)	(5,127)	–6.4	(43,449)	(5,336)	–6.1	209	3.9

TOTAL
Net sales	573,041	100.0	4,856,280	491,710	100.0	81,331	16.5
External sales	573,041		4,856,280	491,710		81,331	16.5
Intersegment	—		—	—		—	—
Operating expenses	523,700	91.4	4,438,136	446,708	90.8	76,992	17.2

Operating income	49,341	8.6	418,144	45,002	9.2	4,339	9.6

Note: U.S.$1=Yen 118
2. Geographic segment information

		The nine-month-period of FY2006			The nine-month-period of FY2005
		(Apr. 1, 2005 - Dec. 31, 2005)			(Apr. 1, 2004 - Dec. 31, 2004)		Change
Region/Term		(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Japan	Net sales	266,440	100.0	2,257,966	260,438	100.0	6,002	2.3
	Operating income	17,924	6.7	151,898	17,756	6.8	168	0.9
Americas	Net sales	73,935	100.0	626,568	66,150	100.0	7,785	11.8
	Operating income	6,716	9.1	56,915	4,250	6.4	2,466	58.0
Europe	Net sales	55,082	100.0	466,797	54,435	100.0	647	1.2
	Operating income (loss)	(2,711)	–4.9	(22,974)	(2,750)	–5.1	39	1.4
Asia and others	Net sales	382,630	100.0	3,242,627	295,987	100.0	86,643	29.3
	Operating income	28,632	7.5	242,644	26,828	9.1	1,804	6.7
Intersegment eliminations	Net sales	205,046		1,737,678	185,300		19,746
	Operating income	1,220		10,339	1,082		138
Total	Net sales	573,041	100.0	4,856,280	491,710	100.0	81,331	16.5
	Operating income	49,341	8.6	418,144	45,002	9.2	4,339	9.6

Notes:

1.	Net sales in each geographic area are based on the location of TDK entities where the sales are generated.

2.	U.S.$1=Yen 118
3. Sales by region

	The nine-month-period of FY2006			The nine-month-period of FY2005
	(Apr. 1, 2005 - Dec. 31, 2005)			(Apr. 1, 2004 - Dec. 31, 2004)		Change
Region/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Americas	64,798	11.3	549,136	59,525	12.1	5,273	8.9
Europe	55,247	9.7	468,195	54,554	11.1	693	1.3
Asia and others	323,399	56.4	2,740,669	240,723	49.0	82,676	34.3
Overseas sales total	443,444	77.4	3,758,000	354,802	72.2	88,642	25.0
Japan	129,597	22.6	1,098,280	136,908	27.8	(7,311)	–5.3
Net sales	573,041	100.0	4,856,280	491,710	100.0	81,331	16.5

Notes:

1.	Overseas sales are based on the location of the customers.

2.	U.S.$1=Yen 118

Consolidated
7) Supplementary Information (Consolidated)
Exchange rates used for conversion

	Oct. 1, 2005 -		Oct. 1, 2004 -
	Dec. 31, 2005		Dec. 31, 2004
Item/Term	US$=Yen	Euro=Yen	US$=Yen	Euro=Yen
Average rate for the period	117.37	139.46	105.92	137.19
The end of the period	118.07	139.83	104.21	141.61
Consolidated

	Oct. 1, 2005 -		Oct. 1, 2004 -			April 1, 2004 -
	Dec. 31, 2005		Dec. 31, 2004			March 31, 2005
	Amount	Ratio to	Amount	Ratio to	Change	Amount	Ratio to
Item/Term	(Yen millions)	sales (%)	(Yen millions)	sales (%)	(%)	(Yen millions)	sales (%)
Capital expenditures	21,353	—	12,970	—	64.6	61,005	—
Depreciation and amortization	15,138	6.8	13,553	7.8	11.7	52,806	8.0
Research and development	11,788	5.3	9,123	5.2	29.2	36,348	5.5
Result of financial income		1,024		370	176.8		725
Number of employees (as at the end of the period)		52,330		36,211			37,115
Ratio of overseas production		61.5%		58.4%			59.0%
Overseas sales by division

	Oct. 1, 2005 -		Oct. 1, 2004 -			April 1, 2004 -
	Dec. 31, 2005		Dec. 31, 2004			March 31, 2005
	Amount	Ratio to	Amount	Ratio to	Change	Amount	Ratio to
Product/Term	(Yen millions)	sales (%)	(Yen millions)	sales (%)	(%)	(Yen millions)	sales (%)
Electronic materials and components	156,246	70.2	103,537	59.4	50.9	391,949	59.6
Electronic materials	35,161	15.8	31,364	18.0	12.1	126,644	19.2
Electronic devices	29,511	13.3	18,512	10.6	59.4	70,199	10.7
Recording devices	83,146	37.3	51,760	29.7	60.6	186,768	28.4
Other electronic components	8,428	3.8	1,901	1.1	343.3	8,338	1.3
Recording media	22,893	10.3	21,395	12.3	7.0	81,879	12.4

Overseas sales	179,139	80.5	124,932	71.7	43.4	473,828	72.0

9 months period results
Consolidated

	April 1, 2005 -		April 1, 2004 -
	Dec. 31, 2005		Dec. 31, 2004
	Amount	Ratio to	Amount	Ratio to	Change
Item/Term	(Yen millions)	sales (%)	(Yen millions)	sales (%)	(%)
Capital expenditures	55,641	—	42,725	—	30.2
Depreciation and amortization	41,675	7.3	38,728	7.9	7.6
Research and development	30,203	5.3	26,581	5.4	13.6
Result of financial income		2,489		856	190.8
Ratio of overseas production		62.7%		58.7%
Overseas sales by division

	April 1, 2005 -		April 1, 2004 -
	Dec. 31, 2005		Dec. 31, 2004
	Amount	Ratio to	Amount	Ratio to	Change
Product/Term	(Yen millions)	sales (%)	(Yen millions)	sales (%)	(%)
Electronic materials and components	383,219	66.9	291,960	59.4	31.3
Electronic materials	98,362	17.2	97,548	19.8	0.8
Electronic devices	68,251	11.9	53,379	10.9	27.9
Recording devices	200,021	34.9	135,209	27.5	47.9
Other electronic components	16,585	2.9	5,824	1.2	184.8
Recording media	60,225	10.5	62,842	12.8	–4.2

Overseas sales	443,444	77.4	354,802	72.2	25.0